SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

   Commission file number 000-24399

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE HOME SAVINGS AND LOAN COMPANY 401(K) SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.

275 Federal Plaza West
Youngstown, Ohio 44503

REQUIRED INFORMATION

          The following financial statements and supplemental schedules for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:

Description

Contents of Financial Statements

Report of Independent Auditors

Audited Financial Statements:

Statements of Net Assets Available for

    Benefits at December 31, 2004 and December 31, 2003

Statement of Changes in Net Assets Available

   for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Schedule H, Line 4i – Schedule of Assets

   (Held at End of Year)

          The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe, Chizek and Company LLC Independent Auditors

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN

Youngstown, Ohio

FINANCIAL STATEMENTS
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Home Savings & Loan Company
  401(k) Savings Plan
Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Crowe Chizek and Company LLC

Columbus, Ohio
June 4, 2005

1.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS

Investments (Note 4)
Shares of registered investment companies	$9,659,881	$7,874,264
Shares of money market funds	33,297	13,769
United Community Financial Corp. common stock	4,986,408	5,400,022
Loans to plan participants	274,496	214,335

	14,954,082	13,502,390

Receivables
Due from broker	2,702	—
Participant contributions	160,892	—
Employer contribution	106,223	—

	269,817	—

Cash	3,211	—

Total assets	15,227,110	13,502,390

LIABILITIES

Due to broker	138,948	—

NET ASSETS AVAILABLE FOR BENEFITS	$15,088,162	$13,502,390

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$597,166
Interest and dividends	313,726

910,892

Contributions
Employer	441,822
Participant	1,217,490
Rollovers	63,095

1,722,407

Total additions	2,633,299

Deductions from net assets attributed to:
Benefits paid to participants	1,041,413
Administrative expenses	6,114

Total deductions	1,047,527

Net increase	1,585,772

Net assets available for benefits
Beginning of year	13,502,390

End of year	$15,088,162

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan was established by The Home Savings & Loan Company (Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2004 and 2003, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.

Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of the (a) the Company’s contributions, (b) net investment earnings, (c) withdrawals, and (d) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corporation, the Company’s parent.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: At December 31, 2004 and 2003, forfeited non-vested accounts totaled $3,797 and $13,769, respectively. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company.

Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2004, forfeitures of $17,685 were used to reduce future contributions.

(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of their employee deferral account balances. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.

Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the beginning of the quarter.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan’s investments other than participant loans are stated at fair value as measured by quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, money market funds and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

(Continued)

5.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At December 31, 2004, approximately 33% of the Plan’s assets were invested in United Community Financial Corp. common stock.

Reclassification: Certain prior year amounts were reclassified to conform to the 2004 financial statement presentation.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2004
	Units or Shares	Fair Value
United Community Financial Corp. common stock	445,215	$4,986,408
Registered Investment Companies
American Investment Company of America Fund	29,087	894,414
American Fundamental Investors Fund	29,483	950,831
AIM Charter Fund	69,885	895,226

	December 31, 2003
	Units or Shares	Fair Value
United Community Financial Corp. common stock	473,271	$5,400,022
Registered Investment Companies
American Investment Company of America Fund	27,590	795,690
American Fundamental Investors Fund	28,469	821,343
AIM Charter Fund	67,344	800,722

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Shares of registered investment companies	$698,681
United Community Financial Corp. common stock	(101,515)

$597,166

(Continued)

6.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. All administrative expenses of the Plan other than fees for investment management services are paid for by the Company. The Plan paid fees of $6,114 to Riggs Bank for investment management services. Approximately $134,357 of cash dividends were paid to the Plan by United Community Financial Corp. during 2004 based on shares held by the Plan on the dates of declaration. United Community Financial Corp. is the parent of the plan sponsor.

At year-end, the Plan held the following party-in-interest investments (at fair value):

	2004	2003
United Community Financial Corp. common stock	$4,986,408	$5,400,022
Loans to plan participants	$274,496	$214,335

NOTE 6 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $68,047 at December 31, 2004 and 2003, respectively.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 14, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.

SUPPLEMENTAL SCHEDULES

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS
December 31, 2004

Name of plan sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$46,929

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Current Plan Year Participant Contributions Constituting Prohibited Transactions	46,929

Plus: Delinquent Deposits of Prior Year Participant Contributions	—

Not Yet Fully Corrected

Total Delinquent Deposits of Participant Contributions Constituting Prohibited Transactions	$46,929	(1)

(1)	Of this amount, $46,929 has been fully corrected outside of the VFC Program

8.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of plan sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Date	Cost	Value
		Common stock

*	United Community Financial Corp.	Common stock, 445,215 shares	**	$4,986,408

		Shares of registered investment companies

	AIM Investments	AIM Charter Fund, 69,885 shares	**	895,226

	AIM Investments	AIM Constellation Fund, 8,861 shares	**	202,375

	AIM Investments	AIM International Growth Fund, 15,131 shares	**	304,592

	Alliance Capital Management	Alliance Balanced Shares Fund, 37,845 shares	**	649,036

	Alliance Capital Management	Alliance Technology Fund, 2,729 shares	**	155,571

	American Funds	American Balanced Fund, 36,407 shares	**	655,325

	American Funds	The Bond Fund of America, 17,601 shares	**	240,252

	Davis Funds	Davis New York Venture Fund, 19,743 shares	**	605,924

	American Funds	EuroPacific Growth Fund, 8,337 shares	**	297,030

	American Funds	Fundamental Investors,
		29,483 shares	**	950,831

	American Funds	The Growth Fund of America, 21,015 shares	**	575,384

*   — Denotes party-in-interest

** — All investments are participant directed, therefore, historical cost information is not required.

(Continued)

9.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of plan sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Date	Cost	Value
	American Funds	The Investment Company of America Fund, 29,087 shares	**	894,414

	American Funds	Company Class A Fund, 7,080 shares	**	220,898

	MFS Investment Management	MFS Total Return Fund, 42,460 shares	**	679,362

	Franklin Templeton Investments	Franklin Small Cap Growth Fund, 6,081 shares	**	207,726

	Franklin Templeton Investments	Franklin U.S. Government Securities Fund, 34,484 shares	**	229,664

	American Funds	AMCAP Fund, 30,032 shares	**	550,487

	Seligman	Seligman Communications & Information Fund, 6,359 shares	**	161,637

	Franklin Templeton Investments	Templeton Foreign Fund, 23,100 shares	**	284,127

	Pimco Advisors	Pimco Low Duration Fund, 23,122 shares	**	235,846

	Federated Funds	Federated Government Obligations Fund 664,174 shares	**	664,174

				9,659,881

		Shares of money market funds

	Goldman Sachs Trust	Goldman Sachs Financial Square Prime Obligations Fund, 3,871 shares	**	3,871

*   — Denotes party-in-interest

** — All investments are participant directed, therefore, historical cost information is not required.

10.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of plan sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Date	Cost	Value
	AIM Investments	AIM Money Market Cash Reserves Fund, 29,426 shares	**	29,426

				33,297

*	Participant loans	Participant loans with interest rates ranging from 5% — 5.75%		274,496

				$14,954,082

*   — Denotes party-in-interest

** — All investments are participant directed, therefore, historical cost information is not required.

11.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

	By:	The Home Savings and Loan Company of

Youngstown, Ohio

	Its:	Administrator

Date: June 29, 2005		By:	/s/ David G. Lodge

David G. Lodge, President

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Crowe Chizek and Company LLC Independent Auditors